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                                                            [LOGO OF METLIFE(R)]

First MetLife Investors Insurance Company
200 Park Avenue
New York, NY 10166

VIA EDGAR TRANSMISSION

April 20, 2012

Min Oh, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644

Re: Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 for
    First MetLife Investors Insurance Company
    First MetLife Investors Variable Annuity Account One
    File Nos. 333-179240/811-08306

Dear Mr. Oh:

On behalf of First MetLife Investors Insurance Company (the "Company") and First MetLife Investors Variable Annuity Account One (the "Separate Account"), the Company acknowledges, with respect to the above-referenced filing, that:

     . should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the above-referenced filing;

     . the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     . the Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

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Min Oh, Esq.
April 20, 2012
Page 2


If you have any questions about this matter, please call the undersigned at
(617) 578-3784 or Steve Roth at (202) 383-0158.

Sincerely,


/s/ Gregory E. Illson
-------------------------------------
Gregory E. Illson
Vice President

cc: Stephen E. Roth, Esq.
    Patrice M. Pitts, Esq.
    Michele H. Abate, Esq.
    John B. Towers, Esq.